UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports on operations in South Africa
—

Rio de Janeiro, October 1, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has approved the company's operations in South Africa, enabling the acquisition of a stake in the Deep Western Orange Basin (DWOB) block, through a competitive process conducted by TotalEnergies.

The DWOB block is located in deep waters in the Orange Basin, where there have recently been significant discoveries by TotalEnergies, Shell and Galp.

As a result, Petrobras will have a 10% stake in the DWOB block, and the consortium will have the following composition: TotalEnergies, operator (40%), QatarEnergy (30%), Sezigyn Pty. (20%) and Petrobras (10%).

The purpose of the operation will be to diversify the exploration portfolio with value generation and is in line with the company's long-term strategy, which aims to oil and gas reserves replacement by exploring new frontiers, both in Brazil and abroad, and acting in partnership.

The acquisition of the DWOB block in South Africa complies with all the company's internal processes and governance procedures, in line with its Strategic Plan 2024-2028+ and is subject to approval by local regulatory bodies.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer